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Description of Annual Report front cover:  black, white, and maroon logo design, no pictures.  Text consists of:

        MISSION WEST PROPERTIES
           1995 ANNUAL REPORT



Description of Annual Report inside front cover: repeat of logo design, no pictures. Text consists of the President's letter, as follows:

   TO OUR SHAREHOLDERS

   For the year ended November 30, 1995, we are pleased to report net income of $52,000, or $0.04 per share, on revenues of $7,926,000. For the prior fiscal year, the Company reported a net loss of $1,943,000, or $1.32 per share, on revenues of $9,297,000.

   The fiscal year 1995 results reflect profit from operations. The fiscal year 1994 results included three significant nonrecurring items: a fourth quarter charge for estimated losses on real estate, a favorable settlement of litigation, and the effects of a required change in accounting for income taxes. The adjustment for estimated losses on real estate totaled $5,200,000 before taxes and arose as a result of a proposed agreement to sell substantially all the Company's real estate assets (the agreement was terminated in February 1995). The litigation settlement and change in accounting contributed $1,265,000 in net income for fiscal year 1994.

   The Company continued to focus on operations during fiscal year 1995. Occupancy of the real estate portfolio increased from an average 84 percent in fiscal year 1994 to an average 87 percent in fiscal year 1995.
   Additional emphasis was placed on controlling costs, while maintaining the properties in a quality manner. These efforts, combined with the effects of the $5,200,000 adjustment recorded in fiscal year 1994, gave the Company its first profit in five years.

   One other note for fiscal year 1995 relates to the Company's debt portfolio. We were successful in modifying 40 percent of the outstanding debt, extending maturities to 1998 and lowering interest rates. As of November 30, 1995, the Company had a cash and investments position of $3,094,000 and a debt position of $31,967,000.

   We look forward to fiscal year 1996 with enthusiasm and plan to continue to improve operating results while also considering strategic opportunities for the Company. Thank you for your continued support.

   Sincerely,

   J. Gregory Kasun
   President and Chief Executive Officer



Contents of the annual report consist solely of the Form 10-K, excluding exhibits, filed for the year ended November 30, 1995, previously filed with the Securities and Exchange Commission via EDGAR.


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Description of Annual Report inside back cover:  repeat of logo design, no pictures.  Text consists of the following Company data:

   DIRECTORS                                      LEGAL COUNSEL

   Michael M. Earley                              Pillsbury Madison
   President & Chief Executive Officer,           & Sutro LLP
   Triton Group Ltd.                              San Diego, California

   Mark G. Foletta                                INDEPENDENT ACCOUNTANTS
   Senior Vice President &                        Price Waterhouse LLP
   Chief Financial Officer                        San Diego, California
   Triton Group Ltd.
                                                  REGISTRAR/TRANSFER AGENT
   J. Gregory Kasun                               First Interstate Bank
   President &                                    Los Angeles, California
   Chief Executive Officer
   Mission West Properties                        SECURITIES TRADED
                                                  American Stock Exchange
   William E. Nelson                              Pacific Stock Exchange
   Chairman of the Board,                         Symbol:  MSW
   Scripps Bank                                   Newspaper Listing:  Missn W
   President &
   Chief Executive Officer,                       OFFICERS
   Scripps Institutions of
   Medicine and Science                           Harve Filuk
                                                  Vice President
   Richard R. Tartre
   Chief Executive Officer                        J. Gregory Kasun
   Astra Management Corporation                   President &
                                                  Chief Executive Officer
   Byron B. Webb, Jr.
   President,                                     Katrina L. Thompson
   La Jolla Savers & Mortgage                     Chief Financial Officer &
   Fund                                           Secretary



Description of Annual Report back cover: repeat of logo design, no pictures. Text consists of the following Company data:

   MISSION WEST PROPERTIES
   6815 Flanders Drive
   Suite 250
   San Diego
   California  92121-3914
   619-450-3135
   FAX 619-450-1618


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